Astro-Med Industrial Park, 600 East Greenwich Avenue

West Warwick, RI 02893  •  401-828-4000  •  FAX 401-822-0139

March 20, 2008

Mr. Mark Kronforst

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Kronforst:

We are in receipt of your letter of February 5, 2008 relative to the Astro-Med, Inc. SEC filings for the Fiscal Year Ended January 31, 2007 (Form 10K) and the Quarter Ended November 3, 2007 (Form 10-Q).

We understand the purpose of this review is to assist Astro-Med in compliance with the applicable disclosure requirements as well as to enhance the scope and content of the Company’s filings.

As a public corporation we take very seriously our responsibility to provide the appropriate level of full disclosure of Astro-Med’s operations and financial condition. We attempt to ensure the application of GAAP principles together with the guidance provided in the pronouncements of the AICPA, FASB, SEC and IRS are consistently applied in the preparation and reporting of the Company’s financial statements.

We appreciate the opportunity to respond to your comments and questions as well as affirm the nature and operation of Astro-Med, Inc. The format of the attachment of our responses include a recitation of your specific comment or question followed by a detailed description explaining the Company’s disclosure on the topic under discussion.

If you have additional questions on our responses or require further information on this material, please advise.

Sincerely,

ASTRO-MED, INC.

/s/    Joseph P. O’Connell

Joseph P. O’Connell

Senior Vice President, Treasurer & CFO

P – (401) 828-4000 ext. 249

E – joconnell@astromed.com

JPO/ld

Cc: David Edgar, Division of Corporation Finance

Enclosure (Attachment)

Astro-Med, Inc.

ATTACHMENT

(Responses to SEC letter of February 5, 2008)

Form 10-Q for Quarter Ended November 3, 2007

Notes to Unaudited Condensed Consolidated Financial Statements

1.	We note your disclosures regarding bill and hold arrangements. Please describe in detail how you have considered each of the criteria in SAB Topic 13(A) (3) (a) when recognizing revenue from bill and hold arrangements. As part of your response, please provide us with the following:

•	Describe to us how you conclude that the risks of ownership have passed to the customer;

•	Explain to us how you determined that the customer requested the bill and hold transactions and identify the form in which these requests are made; and

•	Confirm that there is a stated, fixed delivery schedule.

Astro-Med considers each criteria for revenue recognition when delivery has not occurred as follows:

a.	The customer must have made a fixed commitment to purchase the goods, preferably in written documentation – For each bill and hold arrangement the Company receives a valid written purchase order from the customer as evidence that a fixed commitment exists. These purchase orders are non-cancellable.

b.	The buyer, not the seller, must request that the transaction be on a bill and hold basis. The buyer must have a substantial business purpose for ordering the goods on a bill and hold basis – The buyer’s purchase order acknowledges its intention that the transaction be on a bill and hold basis. In addition, the buyer indicates on their purchase order the reasons why they are requesting a bill and hold arrangement. This generally occurs when the buyer has a long term contract with the U.S. government and requires the Company to supply both new and replacement parts over the term of the contract.

c.

There must be a fixed delivery schedule for delivery of the goods. The date for delivery must be reasonable and must be consistent with the buyer’s business purpose (e.g., storage periods are customary in the industry) – For each bill and hold arrangement the purchase order must acknowledge the buyer’s delivery schedule for the goods. In some cases the exact delivery schedule may not be known. As noted above, this occurs when Boeing (the “buyer”) has entered into a long term contract with the government for either new production aircraft or the retrofitting and repair of existing aircraft. In this situation Boeing estimates the required number of units to be held under the bill and hold arrangement.

We believe this provides a time certain (the term of the buyer’s contract) schedule for the delivery of the goods.

d.	The seller must not have retained any specific performance obligations such that the earnings process is not complete – For each bill and hold arrangement the written purchase order states that once billed the Company has no additional performance obligations in the transactions.

e.	The risk of ownership must have passed to the buyer – For each bill and hold arrangement the purchase order states that once billed the risk of ownership has transferred to the buyer.

f.	The equipment [product] must be complete and ready for shipment – For each bill and hold arrangement the Company requires all product sales to be complete and ready for shipment before the Company’s “ship confirmation process” is finalized at which time revenue is recognized. This is true for all sales, including bill and hold arrangements.

g.	The ordered goods must have been segregated from the seller’s inventory and not subject to being used to fill other orders – Each bill and hold arrangement is identified as customer inventory and segregated in a secured and caged area of the Company’s warehouse. Access to this caged area is limited and controlled by the inventory control supervisor.

At the end of the third quarter of fiscal 2008, the Company had one bill and hold transaction outstanding and had recorded $305,190 of revenue for this transaction which had not shipped. The gross profit impact of this transaction was $40,692.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

2.	We note your disclosures here and on page 14 of your tax rate excluding “one-time tax adjustments”. These appear to be non-GAAP measures. Please tell us how you considered the requirements of Item 10(e) (1) of Regulations S-K.

Item 10(e) (1) of Regulation S-K relates to the “Use of Non-GAAP Financial Measures in Commission Filings”. In the Company’s disclosures it was not our intention to create a non-GAAP financial measure when we excluded “one-time adjustments” in our MD&A discussion. It was our intention to explain the material discrete tax adjustments impacting the Company’s financial position and results of operations. In our next 10-K, as well as all future filings, we will avoid using the term “one time adjustments” and begin using the following disclosure related to the changes in our tax provision and effective tax rate within the MD&A section:

As discussed in Note xx, included in our tax provision are certain tax adjustments which impacted our effective tax rate. These tax adjustments resulted in a xx% reduction in our effective tax rate while no such tax adjustments occurred in the prior year.